PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

26th July 2005

[redacted]

05010032

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements of:

- 8th July 2005;
- 20th July 2005;
- 20th July 2005;
- 21st July 2005;
- 21st July 2005 and
- 26th July 2005.

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release Issued on 8th July 2005:

8 July, 2005

Dealings by a substantial shareholder

On 8 July 2005 the Company was notified by Merrill Lynch & Co., Inc that it now holds 8,268,794 ordinary shares of £0.01 ("Ordinary Shares") in the Company representing 10.96 per cent. of the total issued share capital of the Company, of which 7,489,394 Ordinary Shares are held through Nutraco Nominees Limited.

Press Release Issued on 20th July 2005:

20 July 2005

Trading Update

Peter Hambro Mining Plc ("PHM" or the "Group") issues this trading statement as an update and in advance of its results for six months to 30 June 2005 ("the Period"). A full results announcement will be issued in September 2005.

Highlights for the Period include:

- Pokrovskiy Mine production of 84,600 oz of gold for the Period. 41% up on the same period for 2004;
- Omchak Joint Venture attributable production of 17,015 oz of gold for the Period. 36% up on the same period for 2004;
- PHM attributable production of 102,178 oz. 41 % up on the same period for 2004;
- The Group is on track to meet its 271,000 oz per annum production target for 2005;
- Operating costs, in US$/oz, at Pokrovskiy were in line with the previous year;

PETER HAMBRO MINING PLC

- Average realised sales price of US$422/oz which is 7% higher compared to the same period last year;
- Further expansion at Pokrovskiy announced and work commenced; and
- Launch of convertible bonds to raise US$140m (before expenses) meeting the greater part of PHM's expected external finance requirements to reach the million ounce 2009 production target.

Commenting on the announcement, Peter Hambro, Executive Chairman, said:

"Again I congratulate all concerned at the Group's operations as we report another period of delivery on all our targets on time and on budget. Pokrovskiy's 2004 expansion has been successfully implemented and the recently announced further construction there should represent a tripling of capacity since 2002. Gold production at Pokrovskiy continues to be highly profitable and I am glad that we have also begun the implementation of an interim expansion towards the million ounce target.

I am also pleased to report that we have ticked another box in the development checklist for delivery of our million ounce production target in 2009. Our convertible bond fund raising meets the greater part of our project finance requirements for this development."

Operations Report

Pokrovskiy Mine

Pokrovskiy Rudnik continued to build on the success achieved during 2004; 84,600 oz of gold was produced versus 60,000oz in the same period for 2004. The Company is pleased to report that it has sustained unit operating costs through economies of scale and mining optimisation, despite increases in raw material costs and an appreciating rouble.

MINING OPERATIONS

The use of MicroMine to manage operational grade control, together with over a million tonnes of advanced stripping carried out in 2004, allowed for the mining of high quality ore. During the period, the Group commenced preparations for the expansion of the mining works to fulfil the one million ounce production target which includes the renewal, maintenance and expansion of mining fleet.

Pokrovskiy Rudnik Mining Operations

		6 months to June 30th		
	Units	2005	2004	Var %
Mining				
Total material moved	*m3 '000*	2,755	2,104	+31%

Ore mined	*t '000*	652	438	+49%
Average grade	*g/t*	3.7	3.5	+6%
Gold content	*oz '000*	77.0	49.6	+55%
Including high grade ore	*t '000*	424	304	+39%
Average grade	*g/t*	4.9	4.2	+17%
Gold content	*oz '000*	66.6	41.4	+61%

PROCESSING OPERATIONS – RESIN IN PULP PLANT

The plant capacity was increased by 50% increase in late 2004. During the Period 691,000 tonnes were processed through the plant, compared with 506,000 in the first half of 2004 and representing a 37% increase year on year. The increased capacity at the mill has allowed the Group to carry out essential maintenance on the circuits which optimises works and will increase the life expectancy of the mill liners.

Further expansion work has been announced and is already ongoing. The Group announced that it will be further increasing the capacity of the mills with expected completion of works in the third quarter of 2006. The expansion work will encompass the construction of a further SAG mill and the increase in capacity of the resin circuits. It is expected that the existing mill building will have sufficient space to house the extra machinery and hence costs are expected to be *c.*US$5m in total. This is an interim expansion toward the larger growth of operations to fulfil Pokrovskiy's contribution towards the one million ounce target. Analysis on the larger expansion possibilities is ongoing and will be announced on completion.

HEAP LEACH

Double stacking introduced to the heap leach process over the last year resulted in significant increases in recovery rates which allows the treatment of ore previously considered to be non economical. A by-product of this is that there may be possible increases in the reserve base of the deposit to show the lower grade that it is possible to treat economically. During the Period, the Pokrovskiy heap-leach processed 1.4 g/t material as opposed to 1.8 g/t in the same period of 2004.

Double stacking allowed the Company to carry out the heap leach maintenance schedule in a more optimal way without disrupting the production process.

Pokrovskiy Rudnik Processing Operations

6 months to 30 June

PETER HAMBRO MINING PLC

	Units	2005	2004	Var %
Resin in Pulp Plant				
Ore from pit	*t '000*	409.5	304	+35%
Average grade	*g/t*	4.9	4.2	+17%
Ore from stockpile	*t '000*	281	202	+39%
Average grade	*g/t*	2.4	2.8	-14%
Total milled	*t '000*	691	506	+37%
Average grade	*g/t*	3.9	3.7	+5%
Gold content	*oz '000*	86.5	59.6	+45%
Recovery rate	*%*	92.2	90.3	+2%
Gold recovered	*oz '000*	79.8	53.9	+48%
Heap Leach				
Ore stacked	*t '000*	341.0	309.0	+10%
Average grade	*g/t*	1.4	1.8	-22%
Gold content	*oz '000*	16.0	17.7	-10%
Recovery rate	*%*	30.7%	35%	-12%
Gold recovered	*oz '000*	4.8	6.2	-23%
Total				
Gold recovered	*oz '000*	84.6	60.0	+41%

Table showing the breakdown of gold production at Pokrovskiy Rudnik by month for the six months to 30 June 2005 vs 2004 (ounces)		
Month	**2005**	**2004**
January	13,695	7,398
February	11,226	6,855
March	12,811	9,661
April	11,321	9,005
May	16,657	11,243
June	18,856	15,863
Total	***84,600***	***60,025***

Omchak Joint Venture

Production from the 65%-owned Omchak Joint Venture (the "Omchak JV") is ahead of target for the year. In the first half of 2005 the Omchak JV produced 26,177oz (25,081oz in the first half year 2004). The production attributable to PHM of 17,015oz increased 36% compared to the period 2004 due to the increase of the Company's stake in the Omchak JV and an increase in the joint venture assets' production. The seasonal character of the majority of Omchak JV's operations shifts the main production towards the second part of the year. As disclosed in the 2004 annual report, dependent on the dividend payment by the asset holding entities, the production attributable to PHM may reduce by 20-30,000 ounces if Omchak's assets deliver dividend cashflow to PHM.

The management team of the Omchak JV aimed to increase the reserve base through new acquisitions and expansions to new regions. In May 2005, the Omchak JV announced its success in the auction of the combined exploration and mining licence over the Verkhne-Alliinskiy gold property in the Chita Region of Russia. The licence is estimated to contain gold reserves and resources of 76,000 oz and 593,000 oz in Russian categories C1 and C2 respectively and silver reserves and resources of 138,000 oz and 752,000 oz in Russian categories C1 and C2 respectively.

In the Amur Region the Omchak JV's subsidiary OOO "Noviye Tekhnologii" started preparatory works for the commencement of production on 5 licensing areas acquired during 2004. Works were concentrated mainly on preparation of machinery for the production season and approval of mining plans. Mining works commenced in May 2005 and included stripping and the preparation of machinery for the washing of gold bearing sands.

Exploration and Development Report

PETER HAMBRO MINING PLC

Pokrovskiy Flanks

Further exploration works were undertaken on the Pokrovskiy deposit and its flanks in order to confirm the geochemical gold anomalies identified by a geochemical modelling study exercised by a Vladivostok consultancy firm Ecocentre. Work at the Pokrovskiy flanks project, contiguous to the existing Pokrovskiy pit shell, focussed on extending strike from the existing mine along fault extensions, and confirming mineralisation at previously identified gold anomalies.

The Verkhnesegeevsky anomaly has been tested with 31 holes up to 150m deep covering 10.24 hectares. Incomplete results show individual 1m samples of between 1.0g/t and 3.4g/t, while at Nadvigoviy 44 holes to a depth of up to 120m and covering an area of 9.12 hectares have returned isolated grades of 0.8 to 5.5g/t over around one metre. Both areas continue to be assessed.

Further work on extensions of known orebodies – Novoye and Zeiskoye - has shown increases to known structures with intersections including 4g/t over 4m and 0.7g/t over 14m. At Molodyezhnoye high silver grades of up to 582.2g/t have been encountered. Further work is being planned.

Pioneer deposit

PHM is producing a separate release on the Pioneer deposit today. Please see www.peterhambro.com for a copy of this report.

Amur North East Belt

MALOMIR

In February 2005 the Group announced that it had been successful in the auction of the combined exploration and mining licence over the Malomir gold property in the North East of the Amur Region, Far East Russia. This acquisition was another step in the Group's long-term strategy of combining together several gold properties in the North East area of Amur region to help to benefit from operational synergies. Previously the Group held licences for two areas adjacent to the deposit which it had explored for two years. The Diagonal Zone, at the centre of the Malomir licence area, was extensively explored by Soviet geologists. Since the Group's registration of the licence for the deposit in May 2005 construction of a man camp and relevant infrastructure has commenced to aid exploration and the development work. PHM has initiated an extensive programme of confirmation and other drilling to form the basis of a pre-feasibility study.

TOKUR

Trenching and drilling has been carried out area in the Glavniy fault zone and on the flanks of Tokur deposit with 980.5m of core drilling and 2,831.9m3 of trenching accomplished. The results of this work are expected later this year.

PETER HAMBRO MINING PLC

VOROSHILOVSKIY

As planned, detailed exploration was continued in the area with 8,896m^3 of trenching. The results of the geochemical exploration, trenches and drill holes have now been received by the Group and are being processed. The geophysical and geochemical results identify two prospective ore structures. Within the two newly identified structures, gold grades reaching 8.8 - 11.3 g/t have been indicated from grab sampling. Trenching has already intersected the indicated orebody with visible gold noted at surface.

YAMALZOLOTO

The main focus of works on Novogodnee Monto and Petropavlovskoye deposits during the Period was on the preparation of information for the pre-feasibility study - to be finalised by early 2006. The study will be prepared by the leading Russian consulting institution ZNIGRI. The metallurgical tests carried out by this institution were almost completed during the period. The recommended processing flow sheet shows magnetic separation followed by gravity and flotation with subsequent cyanidation of concentrate and tails. It is expected that recoveries of *c.*92% of gold, *c.*50% of silver and *c.*77% of iron are achievable. There is also 13% pyrite concentrate recovery containing 67% of cobalt with an average grade of 0.86%.

In addition to the established gold reserves and resources, included in the pre-feasibility study calculations the deposit is estimated to contain 6.2 million tonnes of iron ore at 40%, including 4.9 million tonnes located within the boundaries of gold mineralisation. This ore also contains approximately [40] thousand tonnes of cobalt at average grade of 0.098%.

2 drill holes located 600 and 750 meters to the north of the Petropavlovskoye deposit intersected similar types of mineralisation. Similar types of ore were also found in the old stone quarry nearby. Grades found as a result of exploration works reach 75.0g/t. The surface the area is mainly represented by lower grades (1.0 – 2.5g/t) ores with areas of high grade (8.0 – 82.0 g/t) material. The density of the drill hole grid is not sufficient yet to outline ore bodies. Metallurgical studies showed recovery rates of 74.5% of gold and 64% of silver using the method of direct cyanidation. These tests continue.

Further to the detailed exploration of Novogodnee Monto and Petrapoavlovskoye for the pre-feasibility study, exploration work was undertaken on the seven other prospective areas that were identified by an independent hydro-geochemical survey. The study covers all licensed area and the results of it were acquired by Yamalzoloto as the basis for planning future exploration works.

Portfolio Assets

Further exploration works were carried out on the other companies' exploration and development asssets including Izvestkovaya Sopka, Zheltunak, OOO Olga, Gar II, Adamikha, Odolgo, Bryantinskiy

CHAGOYANSK

Field work is ongoing and trench sample assay results are already being received. Two

samples give gold grades of 1.94g/t (on 1m width) and 0.45g/t (on 0.3m interval). Further trenches have been dug for confirmation of the aero-geophysical survey which identified potassium anomaly and the data from the works done by previous explorers which indicated a high gold-bearing potential.

A drilling programme has been has been commenced on the areas identified through aero-geophysical survey, 6 of 10 planned drill holes have been drilled with results expected later in the year.

Gold Price/Treasury

The Group's average realized gold price for the period was US$422/oz, up 7% against US$393/oz in the first six months of 2004. The rouble strengthened against the dollar by 2% during the Period and was RuR28.04/US$ at June 30th 2005 (RuR28.73/US$ - 30/6/04). The Group has a policy of no long term gold forward sales or hedging.

On 1 July 2005 the Group launched a convertible bond issue with the aim of raising funds to finance construction and development. The Board had been reviewing a number of financing alternatives, primarily for the construction of Pokrovskiy and Pioneer, and the convertible offered a guaranteed sum on attractive terms. The original launch size was US$100m with an over allotment option of US$15m. Due to the high demand for the offering the size was increased to US$130m and the over allotment option was exercised at US$10m to give a total gross fund raising of US$140m. The offering is expected to be completed on 11 August 2005. The bond carries a coupon of 7.125% and has a conversion price of UK£7.56.

<u>Press Release Issued on 20th July 2005:</u>

Pioneer Reserves & Resources Update and Feasibility Study Progress Report

Peter Hambro Mining Plc ("PHM" or the "Group") issues this update on exploration and development for the Group's Pioneer project in the Amur Region, Far East Russia.

PHM is pleased to announce that the recent trial mining exercise and the availability of the Group's three new laboratories for assay work has allowed an update of reserves and resources at Pioneer. As reported previously, the Group's estimations for the reserves and resources at Pioneer were formed on the basis of preliminary exploration results. The results of more conclusive data, in the form of the extensive drilling programme, were delayed by the Group's lack of laboratory capacity and hence ability to assay the drill samples. With the Group's three new laboratories, this backlog of assays has now been mainly cleared and consequently the reserves and resources at Pioneer are updated.

PETER HAMBRO MINING PLC

The result's of the Pioneer exploration and development programme all support the estimations made by the Group in the past. PHM's understanding of the deposit is now more definitive and does not materially differ from that announced previously. The understanding is now that the deposit consists of a series of orezones lying along two fault zones with high grade ore columns at intersections and branches. The average grade of each zone ranges from 1.0g/t to 2.0g/t but benefits from pockets of very high grade ore in the columns. Two of the very high grade ore columns have so far been comprehensively explored; five more are predicted within the four ore zones; and based on current results the Group believes that there is the potential for many more.

Pioneer's overall resources have been updated and also partly recalculated using the Australian JORC code. According to the Russian classification system Pioneer contains a total of C2 – 2.2 million ounces and P1/P2 7.6 million ounces. As was undertaken at Pokrovskiy during 2004, we have implemented the MicroMine mine planning software at Pioneer. A bi-product of using MicroMine is the independent audit of the deposit by the MicroMine team and a JORC resource estimate. It has been found that the total JORC estimate for Pioneer closely correlates with that under the Russian classification system, in fact JORC is [14]% higher.

The table shows that the work undertaken by the Group to reclassify reserves and resources in to JORC has been successful. Under the JORC system there is a total of 2.2m ounces in the resource category versus 1.9m under the Russian system. Ahead of the completion of a feasibility study on the deposit JORC does not qualify any of these resources as reserves but no further geological work would be required to do so and, using the economical conditions at Pokrovskiy, *c.*70% of the JORC resources appear as reserves.

The high grade columns have materially changed the estimations and the Group's understanding of the deposit. In drilling an orebody it would be normal to discount particularly high grade assay results in the belief they are 'blips' which would distort resource estimations. The trial mining exercise at Pioneer on two such ore columns has shown that the high grade results are not mere blips but material high grade pockets which significantly increase the grade of mineable gold. The two columns that have been opened to date have been found to be *c.*35-50m wide, to have grades ranging from 0.6g/t to 512g/t and to be open at depth beyond drilling to 200m.

The results of the work have confirmed PHM's confidence in the amenability of the deposit to a large scale gold mining and processing operation and hence work has commenced on the basic infrastructure requirements of such.

Attached to this release is a summary of the report on this subject made to the Board of PHM by N.G. Vlasov, the Group's Chief Geologist.

Commenting on the announcement, Peter Hambro, Executive Chairman, said:

"Pioneer is due to play a key part in the Group's development strategy and particularly in fulfilling our 2009 one million ounce production target. I am very pleased that all the work to date at Pioneer has confirmed the Group's original estimations of reserves and resources and

that we are making such good progress in exploring the deposit. As we did at Pokrovskiy last year, the independently prepared JORC resource estimates have confirmed the Group's previous estimates which used the Russian classification system."

The following is an executive summary of the report to the Board of Directors of PHM, by the Group Chief Geologist, N.G. Vlasov.

Exploration Work Undertaken

For the period 2001-2005 the following work has been carried out on the Pioneer deposit:

- core drilling - 28,500m
- geotechnical drilling 3,300m
- shallow mapping holes - 7,400m
    - *Total drilling - 39,200m*
- Trenching – 1,994,000 m^3
- Samples taken - 36,458

The total expenditure on this work as of 1 June 2005 is RuR148m roubles (c.US$5.1m).

Results of Exploration – Reserves & Resources Update

Assays
Almost all of the outstanding assays from 2004 have now been completed. A small number of assays were not completed by the modelling cutoff date of 25 April 2005 and have not been used in the reserves figures. The ore shoot on the Promezhutochnaya zone is the principal reserve figure affected by this. The effect of adding this is expected to be an increase in average grade for the Promezhutochnaya zone.

Computer Models
Two computer models have been generated:

(1) a conventional ore deposit model, in MicroMine, which has been used to generate JORC reserves figures. Micromine has independently audited this model and approved the resultant JORC reserve figures; and

(2) a 3D geochemical model, created by the independent consulting group Ecotsentr (from Vladivostok) using all available assay data. A similar independent model was carried out by Ecotsentr in the surrounding area to Pokrovskiy approximately two years ago. Subsequent exploration work at Pokrovsky has so far confirmed the usefulness of the geochemical model with exploration work corroborating many of the forecasts made.

Ore shoots
From a combination of the 3D geochemical model and structural reasoning, it has been predicted that at intervals of 430-460 metres there are rich high grade ore-shoots along the Bakhmut, Promezhutochnaya, Tsentralnaya and Yuzhnaya zones. These rich ore shoots have been found to have grades ranging between 5g/t and upwards of 20g/t.

The ore shoots occur at the junctions of the 'main' ore zones with apophyses (or subsidiary, branching ore-zones), places where gold mineralising solutions have been trapped by the geological structures.

- The first ore shoot to be intensively studied is at the junction of Bakhmut zone and Apophysis 1. This is now being test-mined with an open pit that was commenced in the winter of 2004. The ore shoot is about 40m across, isometric in plan (surface area *c.*1500m^2), and more than 200m depth. Drilling to date, at 200m deep, has not reached the bottom of the high grade zone. Average grades are in the region of 20g/t.
- A second ore shoot currently being explored is near the north-east end of Promezhutochnaya zone.
- There is believed to be a further five such ore shoots on the Bakhmut, Promezhutochnaya, and Yuzhnaya zones. There is physical exploration evidence for a number of these, whilst others are predicted as a result of the geochemical modelling programme. None have been explored in any detail to date and hence are not recorded in the reserve category. The geochemical model and other exploration evidence, as well as interpretation of the structural geology, all suggest that many similar ore shoots will be found on other ore zones in the Pioneer property.

Zonational structure of the deposit
The Promezhutochnaya zone is down-faulted by comparison with Bakhmut - this means that the same ore horizons are found at deeper levels. High silver grades have been found here – thr Group's interpretation is that these correspond to a position near the top of the zone of mineralisation (which has been eroded away in the Bakhmut zone). The Tsentralnaya zone is downfaulted even more, which means that the highest gold grades there are likely to be found at depth. At surface this zone has the most intensive arsenic/antimony/silver anomaly which can be intepreted as a dispersion halo above the main ore levels. Then further to the south, the Yuzhnaya zone is at a similar erosional level to Promezhutochnaya zone.

Ore shoots - ore types
The ore within the Bakhmut/Apophysis 1 ore shoot is different in character from ore in the main ore zones – it includes a significant proportion of coarse, visible gold. The presence of coarse gold means that the grades are significantly under-estimated by conventional sampling and assay methods. Bulk sampling and complex assay processes including gravity separation are needed – as discovered in the testing PHM undertook during 2004. The bulk sample testing undertaken to date has shown a recovered grade 30% higher than from the corresponding conventional samples. This means that it is probable that the reported reserve estimates within the ore shoots are highly conservative – possibly to the quantum of a greater than 30% uplift.

Pioneer flanks
Preliminary exploration results on ore zones on the Pioneer 'flanks' (mostly to the west of the main line of ore zones) show gold grades and anomalies that justify a further detailed exploration programme in the area. There are samples identifying particularly high grades of both gold and silver.

Oxide zone
This is developed and intersected by drilling to varying depths across the Pioneer deposit; 20-25m at Promezhutochnaya, 40-70m at Bakhmut and 70-100m at Yuzhnaya, and deepest of all (to 220m) at the bend in the Yuzhnaya zone. There are localised enrichments of gold in the oxide zone, and coarse visible gold occurs only in the oxidised zone.

Processing

Studies have shown that for both oxide and primary ore, gravity/flotation or cyanidation both give recoveries that would be suitable for a large mining/processing operation as originally perceived by the Group – with the addition of a gravity separation system at the front of the mill, recovery of the coarse high grade material is manageable and cost-effective.

Reserves/resources

The zones which have been evaluated to the level of C1 and C2 reserves are Yuzhnaya and Bakhmut and associated apophyses; Promezhutochnaya has been evaluated almost to C1 standard (simply awaiting the return of final assay data for completion). 9 further ore zones have been partially evaluated, through drill holes and trenches; 9 others are not yet explored. On the newly discovered ore shoots, there is to date insufficient work to give separate reserve estimates.

Reserves and resources for Yuzhnaya, Bakhmut, and Promezhutochnaya are summarised in the table below. This shows the figures for 1 Jan 2004, as reported by the Group then, computed on the Russian standards, and updated figures for 25 April 2005, reported on the JORC standard and independently audited by Micromine Consultants Pty Ltd. It should be noted that the figures are analogous but with an overall increase in reserves in terms of both contained gold and ore tonnage. This is similar to the results of the same study when carried out on the Pokrovskiy pitshell. Reported average grades remain similar, though at the same 0.6g/t cutoff the JORC reserve grades are lower due to block modelling indicating a higher total ore tonnage (though apparent high tonnage/low grade is a common artefact of the kriging method which tends to smoothe the data).

It is important to note that the high grades of the ore shoots are masked by dilution from the 'common' lower grade ore of the three main ore zones in which they feature.

[An apparent reduction in resources of Bakhmut plus Apophysis 1 results from reinterpretation of the geology, resulting from detailed exploration - the test pit and additional drilling: Apophysis 1 was found to split into three separate zones (with Apophyses 8 and 9).]

Total estimated contained gold for the three zones has increased from 59,835 kg in 2004 (Russian C2 category) to 68,156 kg in 2005 (JORC measured plus indicated resource).

Comparison of Reserve & Resource estimates of the zones of the Pioneer deposit

		With cutoff grade 0.6g/t		
at 1-1-2004		Ore	Contained Metal	
	classification	tonnes '000	kg	oz '000
Yuzhnaya	C2	13,600	19,150	615
	P1+P2	36,300	39,950	1,282
Promezhutochnaya	C2	8,400	11,949	384
	P1+P2	4,100	5,835	187
Bakhmut+Apophysis 1	C2	9,763	28,736	922
	P1	10,540	14,291	459
Total (C2+P1+P2)		82,703		3,849

PETER HAMBRO MINING PLC

Total C2	31,763	119,911 59,835	1,921

	With cutoff grade 0.6g/t			With cutoff grade 0.8g/t		
	Ore	Contained Metal		Ore	Contained Metal	
at 25-4-2005	tonnes '000	kg	oz '000	tonnes '000	kg	oz '000
JORC resources	35,274	31,985	1,027	12,790	20,208	649
P1+P2	6,131	26,700	857	5,523	26,284	844
JORC resources	12,032	13,939	447	7,984	11,146	358
P1	1,160	6,300	202	1,008	6,196	199
JORC resources	16,609	22,232	714	7,963	17,999	578
P1+P2	1,160	6,300	202	1,008	6,196	199
Total (JORC+P1+P2)	72,366	107,456	3,450	36,276	88,029	2,826
Total (JORC)	63,915	68,156	2,188	28,737	49,353	1,584

Pioneer Resources per JORC at 0.6 g/t - By Category & By Ore Type						
	Ore tonnage tonnes '000	**Average grade Au g/t**	**Gold kg**	**Gold oz '000**	***Percent of JORC material***	***Percent by ore type***
Total for deposit	63,907	1.07	68,217	2,193	*100%*	*100%*
including by ore type:						
oxide	14,074	1.09	15,279	491		*22%*
primary	49,832	1.06	52,937	1,702		*78%*
including by JORC category						
Measured resource	18,899	1.24	23,375	752	*34%*	
including by ore type						
oxide	6,796	1.26	8,541	275		*36%*
primary	12,103	1.23	14,834	477		*64%*
Indicated resource	22,475	1.03	23,243	747	*34%*	
including by ore type						
oxide	4,181	0.91	3,825	123		*19%*

primary	18,295	1.06	19,418	624		*81%*
Inferred	22,533	0.96	21,599	694	*32%*	
including by ore type						
oxide	3,098	0.94	2,913	94		*14%*
primary	19,435	0.96	18,685	601		*86%*
Measured +Indicated	41,374	1.13	46,618	1,499	*68%*	
including by ore type:						
oxide	10,977	1.13	12,366	398		*27%*
primary	30,397	1.13	34,252	1,101		*73%*

Source: MicroMine

- Russian within flanks]

Flanks of the Pioneer Deposit

In 2004, a large number of samples were collected from drill holes and trenches, and a laboratory backlog prevented any statement on the other ore zones. Most of these assays have now been completed. Although there is not enough density of data for full evaluation of the other ore zones, there is supporting information from the Ecotsentr geochemical model leading to updated 'prognostic resource' figures. Total P1+P2 resource for these ore zones is now 125 million tonnes of ore with 206 tonnes (6.6m oz?) contained gold (an overall average grade of 1.66 g/t). This is increased from 180 tonnes (6m oz?) of contained gold estimated from much less data in 2004. There is also a small high-grade C2 resource in the Zapadnaya ore zone of 319,000 tonnes of ore at 5.6 g/t, and in Apophysis 3 of 295,000 tonnes at 7.1 g/t. The main zones for which new data have been received are Apophysis 3, Zvezdochka, Zapadnaya, Geofizicheskaya, Andreevskaya, Listvennichnaya, Vostochnaya, and Berezovaya.

Infrastructure Update

In advance of a full investment decision on the ultimate size of the plant it is possible to provide the basic infrastructure requirements of a project. To date the mining engineering team have been working on a number of key areas:

Roads

Road requirements include both connecting roads to and from the deposit as well as those within the mining area. Pioneer, as with Pokrovskiy, benefits from its proximity to the national transport network in the form of the main Zeya-Tigda highway. We have constructed a 4km length of road, with a width of 8m, from the Zeya-Tigda highway to the Pioneer deposit, the total volume of material moved in construction was 30,800m^3. The mine roads and other roads were essentially completed in 2005 with the total volume of material moved 132,100m^3. As a cost saving and as good environmental practice, waste rock from the

Pioneer trial mining operation area constituted 16,500m^3 of the material requirements for road building.

Workers' accommodation at Pioneer
Within the area of the deposit we have constructed two workers villages - one for 60 men for personnel involved in geological exploration, the other for 100 men for personnel involved in the mining works. Both villages have living accommodation, food preparation and eating facilities, and administrative offices.

Power
Zavodskaya-Pioneer high-voltage 35kV power line
It is expected that Pioneer will utilise national grid power in the same way as operations at Pokrovskiy. A major cost saving for the construction at Pioneer will be access to the substation at Pokrovskiy. A power line has been constructed connecting the new unit ORU 35kV substation "Zavodskaya" at Pokrovsky mine, and the end point is the portal of the substation 35/10/6 kV at Pioneer. The total length of the line is 34km, with five changes of direction. The ground under the foundations is clays, silts, and sands. Distance between pylons is 160 and 260m. The line is single-circuit, and the construction of pylons metallic (5 angle-anchors) and reinforced concrete (166, free-standing), make of cable - AS 70/11.

PS 35/6 kV Pioneer-Pokrovsky mine, two-transformer, 35/6 kV, 2*2500 kVA
Sub-station 35/6 kV is at the end point of VL 35kV "Substation Zavodskaya-Pioneer" and is for power supply to the Pioneer property. Power for the property will be supplied through VL 6kV PS 35/6 "Pioneer mine", stationary type, 2km long, and beyond that through temporary lines to the users (pit, UKV (heap-leach area ?), and village). As of 1 June 2005 it is partially built - the foundations, portals, and earthing are completed. A 35/6kV (2500kVA) transformer, an initial 35kV unit using a S-35 oil switch, is ready for installation, as well as an 8-way distributor unit.

Pioneer mine high-voltage 6kV power line PS 35/6
The starting point of the VL is substation 35/6 kV "Pioneer - Pokrovskiy mine", the end point is the last pylon at the southern flank of the deposit. Total length of line - 2km. The ground under the foundations is clays, silts, and sands. Distance between pylons is 60m The line is two-circuit, construction of pylons is reinforced concrete, make of cable AS-50.

Building for diesel electric station (DES)
A temporary wooden building, insulated with fabric. Intended as accommodation for the DES for the period until commissioning of the electric power line and substation has been constructed. Total area 8m2, volume 16m^3

Water
The hydrogeological study at Pioneer has been initiated and the water supply drillhole No.4-L (Pioneer) – to a depth 100 m – completed for pumping tests.

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

Press Release Issued on 21st July 2005:

21 July 2005

Share issues and sales -

Employee Share Incentive Scheme & Tokur Additional Consideration

Issue of shares under the employee share incentive scheme and Directors'dealings

Peter Hambro Mining plc ("PHM" or the "Company") announces that the issue of Shares pursuant to the Group's employee share incentive scheme, full details of which were set out in the AIM admission document issued in connection with the admission of the Company's shares to trading on AIM on 29 April 2002, has now been successfully completed. Under the employee share incentive scheme, certain key directors and employees were issued a total of 2,759,368 fully paid ordinary shares of 1p in PHM ("PHM Shares") on 20 July 2005 these shares were issued as a result of the conversion of the equivalent number of C shares in Eponymousco Ltd., a fully owned subsidiary of PHM. The existence of the share incentive scheme has previously been disclosed in the Company's annual reports. Following the issue of these new PHM Shares, 2,509,368 of them have been sold, conditional on the admission of these shares to trading on AIM, by the recipients through JP Morgan Cazenove and Cannaccord Capital Europe Ltd.

The following table shows, in respect of Director participants, the number of PHM Shares acquired and sold:

Shareholder	PHM shares acquired	PHM shares sold	Resultant holding No. of PHM shares	%
Pavel Maslovsky	1,379,684	1,379,684	18,844,524	23.87%
Peter Hambro	349,684	349,684	5,539,800	7.02%
Philip Leatham	830,000	580,000	250,000	0.32%
other	200,000	200,000	n/a	n/a
	2,759,368	2,509,368		

As previously announced, parties connected with Peter Hambro and Pavel Maslovsky have entered into stock lending arrangements in connection with the recent convertible bond offering with JP Morgan Cazenove covering a total of 2 million PHM Shares (which are excluded from these figures).

Issue of shares in connection with Tokur acquisition

In June 2003, PHM acquired the Tokur gold deposit in Amur Region from Reagrove Services Ltd ("Reagrove"). Under the terms of the acquisition agreement as recently amended, PHM has issued 750,000 PHM Shares on 20 July 2005 to Reagrove in part settlement of its obligation to issue a total of 1.5 million PHM Shares

as the additional consideration due for the Tokur deposit. The balance of the PHM Shares due will be issued in June 2006. The newly issued shares are also being sold, conditional on the admission of these shares to trading on AIM, by Reagrove through JP Morgan Cazenove and Cannacord Capital Europe Ltd.

As a result of these issues of shares the total issued share capital of the Company has increased to 78,956,507 ordinary shares.

Press Release Issued on 21st July 2005:

21 July 2005

Directors' dealings

On 4 July 2005, it was confirmed that in relation to the US$140m fund raising, parties connected with Mr Peter Hambro and Dr Pavel Maslovsky, both of whom are directors of the Company, were entering into stock lending arrangements with JPMorgan covering a total of 2 million ordinary shares of 1p each of the Company ("PHM Shares"). It has now been agreed that the stock lent under these agreements is being returned to the parties connected with the Directors and that the stock lending arrangements will be terminated as soon as reasonably possible.

The following table shows, in respect of Director participants, the number of PHM Shares now held by these directors and their associated parties. The totals below also reflect the directors' dealings announced separately today.

Shareholder	Resultant holding	
	No. of PHM shares	%
Pavel Maslovsky	19,844,524	25.13%
Peter Hambro	6,539,800	8.28%

The directors of the Company - Mr. Peter Hambro, Dr Pavel Maslovsky and Mr. Philip Leatham - also confirm that the 2,309,368 PHM Shares sold by them earlier today were sold at a price of 605p.

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

Press Release Issued on 26th July 2005:

26 July 2005

Dealings by a substantial shareholder

On 26 July 2005 the Company was notified by Viscaria Investments Limited that, following a sale of shares on 21 July 2005, it now holds 7,021,906 ordinary shares of £0.01 in the Company representing 8.89 per cent. of the total issued share capital of the Company.